56 Top Gallant Road P.O. Box 10212 Stamford, CT 06904-2212 USA gartner.com
May 7, 2009
Ms. Cecilia Blye, Chief
Office of Global Security Risk
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC 20549-7010

Re:	Gartner, Inc. Form 10-K for the fiscal year ended December 31, 2008 File No. 1-14443
     Dear Ms. Blye:
          Gartner, Inc. (the “Company” or “Gartner” or “we”) submits this letter in response to comments from the Staff of the Securities and Exchange Committee received by letter dated April 28, 2009, relating to the Company’s Form 10-K for the fiscal year ended December 31, 2008.
          In this letter, we have recited the comment from the Staff in italicized, bold type and have followed the comment with the Company’s response. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Company’s Form 10-K, as applicable.
General
1.	We note the disclosure on pages 19, 21 and elsewhere in the Form 10-K that you have derived revenue from the Middle East and Africa, which are regions that include Iran, Syria and Sudan. We also note on page 5 in the Form 10-K that you have held events in Latin America, which is a region that can be understood to include Cuba. Iran, Syria, Sudan and Cuba are identified by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. We note that your Form 10-K does not include disclosure regarding contacts with Iran, Syria, Sudan and Cuba. Please describe to us the nature and extent of your past, current and anticipated contacts with referenced countries, if any, whether through subsidiaries, distributors or sales agents, or other direct or indirect arrangements. Your response should describe any products or services you have provided to these countries, and any agreements, commercial arrangements, or other contracts you have had with the governments of the countries or entities controlled by those governments.
Response:
The Company respectfully submits the following information in response to the above comment:
Neither Gartner, Inc., nor its subsidiaries or its sales agents (while acting on behalf of Gartner), to the knowledge of management, either directly or indirectly has had or presently has any contact with, or has conducted or is presently conducting any business with, any government or any entity controlled by the government of Iran, Syria, Sudan or

56 Top Gallant Road P.O. Box 10212 Stamford, CT 06904-2212 USA gartner.com
Cuba, nor does the Company anticipate that it will have any contact or conduct any business with any such governments or entities in the foreseeable future.
As noted above, Gartner utilizes sales agents to assist with selling into certain territories. However, none of Gartner’s sales agents are located in Iran, Syria, Sudan or Cuba and none is authorized to conduct business in these countries. Gartner’s management is not aware of any indirect distribution or sales of its products and services in these countries.
Further, as noted in our Annual Report on Form 10-K for December 31, 2008, Gartner operates an Events segment. This business segment conducts events around the world that are attended by thousands of people each year. None of these events is held in Iran, Syria, Sudan or Cuba. While all attendees are required to register for these events, Gartner does not undertake to verify the contacts and relationships of all such attendees. However, to the knowledge of management, none of these persons is a representative of the governments of Iran, Syria, Sudan or Cuba, or any entities controlled by any such governments.
Since the Company does not do business in or with these countries, it does not consider this information to be material to an investor and, accordingly, is not proposing any additional disclosure in its Quarterly Reports on Form 10-Q or Annual Report on Form 10-K.
***
          In connection with its responses, the Company acknowledges that it is responsible for the accuracy and adequacy of the disclosure in its filings; that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          Please direct any comments or questions regarding the Company’s responses to the attention of the undersigned at (203) 316 -6876. In addition, we respectfully request that you provide a facsimile of any additional comments you may have to my attention at (866) 785-2981. Thank you for your assistance.
Sincerely,
/s/ Christopher J. Lafond
Christopher J. Lafond
Executive Vice President
Chief Financial Officer

cc:	Karen Garnett Assistant Director Division of Corporation Finance